

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2024

Jason Alger
Chief Financial Officer
Health Catalyst, Inc.
10897 South River Front Parkway #300
South Jordan , UT 84095

**Re: Health Catalyst, Inc.**

Dear Jason Alger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed on February 22, 2024

Health Catalyst Reports Fourth Quarter and Year End 2023 Results, page 1

1.  We noted your discussion and presentation of Adjusted EBITDA in Exhibit 99.2 to Form 8-K furnished on February 22, 2024, without the discussion and the presentation of the corresponding directly comparable GAAP measure (i.e., GAAP Net Loss). Your presentation appears to give greater prominence to the non-GAAP measure and does not comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division's Compliance & Disclosure Interpretations on Non- GAAP Financial Measures which requires you to present the most directly comparable GAAP measure with equal or greater prominence. Please revise your future presentations to comply.

Form 10-Q filed on November 6, 2023

Key Financial Metrics, page 44

2.  We noted your discussion and presentation of Adjusted EBITDA within key financial metrics in Form 10-Q filed on November 6, 2023, without the discussion and the presentation of the corresponding directly comparable GAAP measure. Your presentation in the Form 10-Q appears to give greater prominence to the non-GAAP measure and does

not comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division's Compliance & Disclosure Interpretations on Non- GAAP Financial Measures which requires you to present the most directly comparable GAAP measure with equal or greater prominence. Please revise your future presentations to comply. Please consider including a presentation similar to that included in your Form 10-K.

Form 10-K filed February 22, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Measures and Key Business Metrics, page 63

3.      We note that you present the total adjusted gross profit and total adjusted gross margin as your non-GAAP measures without the presentation of the corresponding directly comparable GAAP measures. Refer to Question  102.10 and 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise future filings to include a "fully loaded" total GAAP gross profit and margin or remove these measures. Your presentation appears to give greater prominence to the non-GAAP measure and does not comply with Item 10(e)(1)(i)(A) of Regulation S-K which requires you to present the most directly comparable GAAP measure with equal or greater prominence. This comment also applies to your Form 10-Q for the quarter ended September 30, 2023 and Exhibit 99.1 to Form 8-K furnished on February 22, 2024.

Notes to the Consolidated Financial Statements
Leases, page 103

4.      You disclose that your leases do not provide an implicit rate and you use an estimated incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. Please revise in future disclosures to clarify whether the rates implicit in your leases are readily determinable and if that is the basis for using your incremental borrowing rate as the discount rate for your leases. Refer to "Rate Implicit in the Lease" defined in ASC 842-20-20.

Note 9 - Leases
Operating leases, page 112

5.      Please revise future filings to include the disclosures outlined in ASC 842-20-50-4 in a table or a format that properly conveys this information. Please indicate whether your leases contain variable costs. In addition, please clarify why your footnote 5 - Property and Equipment references amortization of assets recorded under a capital lease. In this regard, we note your disclosure on page 103 that states that "[y]our leasing commitments are classified either as operating leases or otherwise qualify as short-term leases with lease terms of 12 months or less". Please clarify whether you do have finance leases under ASC 842. Clarify how you are presenting the reduction in the carrying amount of ROU operating lease assets in your consolidated statements of cash flows.

EXHIBIT INDEX
Certificiations, page 132

6.      The Certifications pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act Rules omit introductory language in paragraph 4 and 4(b) referencing to internal controls over financial reporting. Please amend the Form 10-K to provide a compliant Certification.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology